Aurora Announces Q2 Fiscal 2018 Results

Accelerated Revenue Growth, Lower Per Gram Costs to Produce and Sell, Continued Expansion, Diversification and Differentiation

TSX:ACB

EDMONTON, Feb. 8, 2018 /CNW/ - Aurora Cannabis Inc. (the "Company" or "Aurora") (TSX: ACB) (OTCQX: ACBFF) (Frankfurt: 21P; WKN: A1C4WM) today announced its financial and operational results for the second quarter of fiscal 2018, ended December 31, 2017.

Q2 2018 Financial Highlights

	Q2 2018	Q1 2018	Change %	Q2 2017	Change %
	#	#
Active registered patients	21,718	19,280	12.6%	12,200	78.0%
Grams sold	1,161,809	889,965	30.5%	538,045	115.9%
Grams produced	1,204,259	1,009,585	19.3%

(In CDN $000's unless otherwise noted)	$	$
Revenues	11,700	8,249	41.8%	3,884	201.2%
Average selling price per gram	8.36	8.22	1.7%	5.96	40.3%
Gross margins on Aurora-produced cannabis (1)	73.8%	67.6%
Cash cost of sales per gram(1)	1.74	2.16	-19.4%
Cash cost to produce per gram(1)	1.41	1.87	-24.6%
Cash and cash equivalents	350,841	127,915	174.3%

(1) Gross margins on Aurora-produced cannabis, cash cost of sales per gram, and cash cost to produce per gram are non-IFRS financial measures that do not have a standardized meaning under IFRS and may not be comparable to other companies. See definitions later in this document under "Non-IFRS Measures."

Continued Strong Patient and Revenue Growth

•	As at the date of this release, the Company has over 23,000 active registered patients, up 5.9% from Q2 2018.
•	Recorded $11.7 million in revenues, up 201% from Q2 2017 and up 41.8% sequentially from Q1 2018. Revenues were generated as follows:

-Dried cannabis sold in Canada	$5.8 million, up 23.9% sequentially fromQ1 2018;
-Dried cannabis sold in Germany	$2.5 million, up 101.1% sequentially;
-Service and other revenues	$2.0 million, up 109.7% sequentially, and

Management commentary

"Exceptional, high-paced execution has delivered another quarter with strong growth, as well as further expansion, vertical integration and diversification," said Terry Booth, CEO. "With three production licenses, over 240,000 kg per annum in pro-forma funded capacity, multiple distribution channels, and the pending acquisition of CanniMed, we are well positioned to pursue accelerated growth in the domestic and international medical markets. Finally, our partnership with Liquor Stores N.A. shortens our time to market in creating a large bricks-and-mortar cannabis retail network in preparation for the adult consumer use market."

Q2 2018 and Subsequent Operational Highlights

Aurora continues to build a vertically integrated, and geographically and horizontally diversified cannabis company. During and subsequent to the quarter, the Company entered into a number of strategic transactions and partnerships to drive accelerated growth.

Accelerating Growth - CanniMed Transaction

•

On January 24, 2018, Aurora and CanniMed Therapeutics announced that the companies had agreed on a revised offer, supported by the CanniMed Board, the Special Committee to the CanniMed Board and key management and locked-up shareholders. The Company had submitted its initial offer to the CanniMed Board on November 14, 2017, and filed a notice of variation on February 5, 2018. Aurora anticipates the acquisition to be materially completed, subject to regulatory approval, in March 2018.

The combination with CanniMed would add in excess of an additional 20,000 patients and 19,000 kg per annum in funded capacity, as well as new drug delivery technologies and high-margin cannabis products. The combination furthermore would benefit from an expanded international network, an exclusive supply arrangement with national pharmacy chain PharmaChoice, as well as a strong domestic and international medical cannabis brands, and the addition of a team of over 200 people, including additional depth in scientific research.

Capacity Expansion

Aurora continues to expand its domestic and international production footprint with a growing number of high-technology, purpose-built, low production cost facilities. The Company owns facilities with capacities expected to exceed 240,000 kilograms of high quality cannabis per year. Aurora also has long term supply agreements expected to provide a further 23,000 kilograms of high-quality organic cannabis per year, and is working to close the acquisition of CanniMed Therapeutics Inc. which would bring a further 7,000 kilograms of immediate annual capacity.

Total current, fully-funded capacity is expected to exceed 270,000 kilograms annually, including all of Aurora Nordic capacity.

Facility overview

Facility	Location	Square Feet	Full Scale Annual Capacity (kilograms per annum)	License Status	Comments
In Operation
Aurora Mountain	Mountain View County, Alberta, Canada	55,200	4,800	Licensed by Health Canada for the cultivation and sale of dried cannabis and oils.	EU GMP certified. Facility, providing access to EU markets. Alberta is an ideal production location due to low energy, labor and tax costs.
Aurora Vie	Pointe Claire, Quebec, Canada	40,000	4,000	License to cultivate received from Health Canada on October 27, 2017.	State-of-the-art next generation purpose-built to EU GMP standards.
Under Construction
Aurora Sky	Edmonton International Airport, Alberta, Canada	800,000	>100,000	License to cultivate received from Health Canada on January 26, 2018.	Expected to be world's most technologically advanced cannabis facility, utilizing state-of-the-art cultivation technologies. First bays planted as at February 1, 2018. Built to EUGMPstandards. Full completion on track for mid 2018.
Lachute	Lachute Quebec, Canada	48,000	4,500	Pre-license	Acquired in November 2017 through the acquisition of H2 Biopharma Inc. To be completed to EU GMP standards.
In Design
Aurora Nordic	Odense, Denmark	1,000,000	>120,000	Partner company received cannabis cultivation license fromDenmark's Medicines Agency effective January 1, 2018.	51% ownership "Sky-type" facility (Aurora Larssen build). Construction to be phased. Cultivation following the completion of first 200,000 square feet expected in calendar Q3 2018.
		100,000	8,000	Subject to licensing	Retrofit of existing greenhouse. First harvest expected in calendar Q3 2018.

•	Aurora is participating in the tender process in Germany to obtain a cultivation license, which would allow the Company to construct a facility in the country. The outcome of the tender process is anticipated for March 2018.
•

The Company acquired a 17.62% strategic interest in The Green Organic Dutchman ("TGOD"). In addition, the companies signed a supply agreement providing Aurora with up to 20% of TGOD's production capacity at its Ancaster and Valleyfield facilities that, once completed, should add approximately 23,000 kg per annum of premium organic cannabis to Aurora's portfolio of products.

International

The Company continues to execute on its international expansion strategy. The countries Aurora already operates in are characterized by strong barriers to entry, providing an early mover advantage in these populous markets.

•

Aurora's Mountain facility received its EU GMP certification (Good Manufacturing Practices), making it one of few companies globally with this pharma-grade designation. Having EU GMP certification is mandatory to sell into EU medical cannabis markets, providing Aurora with a strong early mover advantage to capture significant market share.

•	Germany

º

Received all the required permits to import medical cannabis products into Germany through Pedanios, which has supplied cannabis to over 2,200 pharmacies to date, making it the EU's largest distributor of cannabis.

º	The Company continues to ship product to Germany. To date, Pedanios has supplied in excess of 2,200 pharmacies, with German sales more than doubling over the previous quarter to $2.5 million.
º

Growth of the German medical cannabis market, with over 82 million people broad national insurance coverage of medically prescribed cannabis, continues to accelerate. December applications for insurance reimbursement were roughly equal to the cumulative applications for the period March-November.

º

Pedanios received EU GMP certification for the import, release and distribution of cannabis, making it one of only a few organizations in Germany with such certification, enabling the company to commence exports to other EU countries.

•	Italy

º	Pedanios won the first ever public tender to supply medical cannabis to the Italian Ministry of Defense, who control supply of the Italian market.
º	Pedanios was one of only two companies allowed to tender in the final round of the process, winning all lots, totalling 100kg.
º	The Company believes that having won this first tender provides a distinct early mover advantage in a market with over 60 million people.

•	Australia

º

Aurora investee, Cann Group, was granted a license to import and/or export cannabis genetics and medicinal cannabis products by the Australian government's Department of Health, through the Office of Drug Control (ODC). The license enables Cann Group to import genetics from Aurora to help broaden the company`s portfolio of medical cannabis products, pending Aurora's receipt of an export permit from Health Canada.

º	In January 2018, Aurora increased its ownership interest in Cann Group to 22.9%

•	Denmark

º

The Company's Aurora Nordic joint venture will be accelerating its time to market in Denmark through the retrofit of an existing 100,000 square foot greenhouse in Odense, Denmark, owned by the Company's Danish partner Alfred Pedersen & Søn. Subject to licensing by Lægemiddelstyrelsen, Denmark's Medicines Agency, this will enable Aurora Nordic to commence the cultivation of cannabis during the summer of 2018, while the company is constructing its new purpose-built high-technology 1,000,000 square foot production facility, adding approximately 8,000 kg per annum in capacity.

Horizontal Diversification - Product Line Expansion

Aurora is developing a broadly diversified portfolio of high-margin, high-quality products for the cannabis, ancillary, and adjacent markets.

•

Completed the acquisition of BC Northern Lights and Urban Cultivator, leading companies, respectively, in the production and sale of proprietary systems for the safe, efficient and high-yield indoor cultivation of cannabis, and in state-of-the-art indoor gardening appliances for the cultivation of organic microgreens, vegetables and herbs in home kitchens, endorsed, among others, by highly visible lifestyle celebrity Martha Stewart.

•

Entered into an exclusive hardware supply agreement for the Canadian market with Namaste Technologies Inc. ("Namaste") whereby Aurora, through its website and mobile application, offers a specially curated selection of industry-leading vaporizers sourced through Namaste.

•	Is in the process of completing an agreement with CannaRoyalty through which Aurora will obtain an exclusive license on the IP to produce and market proprietary drug delivery technologies.
•

Aurora announced the launch of its proprietary and patent-pending live plant transporter, the Aurora Envoy™ ("Envoy"), which possesses several features that promote the health, vigor and vegetative growth of live plant cuttings during shipment, leading to increased transplant success rates. The Envoy is anticipated to launch commercially in the coming months and targets the home garden market.

Vertical Integration

Aurora increasingly is becoming the trusted partner of choice for a growing constellation of companies, through a vertically integrated offering of B2B and B2C products and services.

•

In preparation for the commencement of sales into the adult consumer market, once legalized, Aurora announced a strategic investment in Liquor Stores N.A. Ltd. by way of a private placement, acquiring an initial 19.9% ownership interest, with an option to increase this to up to approximately 40%. Liquor Stores intends to use the proceeds from the placement to establish and launch a leading brand of cannabis retail outlets. Liquor Stores will convert a number of existing locations into cannabis retail outlets, as well as establish new locations. The transaction will thereby create one of Canada's largest non-government cannabis retail networks. Liquor Stores currently operates over 220 outlets, and has deep expertise in the operation and branding of a controlled substance retail network.

•

The Company also launched its Aurora PRO offering (https://pro.auroramj.com), creating a quick, seamless, and scalable platform to facilitate wholesale B2B transactions, while at the same time offering a broad range of operational support services and market intelligence to private retailers.

•

CanvasRx, which now operates 26 facilities nationwide, remains the leading Canadian network of cannabis counseling and outreach centres, with more than 37,969 registered patients. Over 9,500 medical doctors across Canada have referred patients to CanvasRx or its affiliated medical clinics. Since the acquisition of CanvasRx, 12,821 patients have registered with Aurora.

•	In November, Aurora and Radient Technologies Inc. announced that they had finalized a Master Services Agreement, pursuant to which Radient will perform certain services for the development, commercialization and supply of standardized cannabis extracts. Radient's technology was found to yield significantly reduced processing time and substantially higher throughput of cannabis oil production compared to industry benchmark technologies. At the same time, the technology retains the cannabinoid and terpene quality profile of the original plant material.
•

The Company acquired greenhouse consulting firm, Larssen Ltd., now part of Aurora Larssen Projects, Ltd., responsible for the design of Aurora Sky, further diversifying the Company's vertical offering in the cannabis sector.

•	Signed a private-label software agreement with Namaste Technologies, pursuant to which Namaste will provide Aurora's wholly- owned subsidiary, CanvasRx, with a customized version of NamasteMD, an online telemedicine platform for patient consultation and registration, providing an innovative and efficient extension to Aurora`s in-person cannabis counseling and education services.
•

The Company made a strategic investment in Micron Waste Technologies Inc. pursuant to which the companies will work jointly on the optimization of Micron's digestor technology for application within the cannabis sector. While currently organic waste disposal is costly and time consuming, Micron's technology, which has been proven in the food sector, promises to deliver a cost-effective solution that converts organic waste into effluent meeting municipal effluent discharge criteria.

Fueling Growth - Financings

•

Strengthened the balance sheet and liquidity position during the second quarter of 2018 with $316.8 million in new financings via two private placements, as well as the exercise of warrants, options and compensation options, as well as the conversion of convertible notes into common shares.

•

On January 11, 2018, the Company entered into an agreement with a syndicate of underwriters led by Canaccord Genuity Corp. ("Canaccord") pursuant to which Canaccord has agreed to purchase, on a bought deal basis, 200,000 convertible debentures at $1,000 per initial convertible debenture for gross proceeds of $200 million. The debentures are convertible into common shares of Aurora at a price of $13.05 per common share. The Company anticipates the placement to close within the coming weeks.

•	As of February 7, 2018, approximately $115 million in additional gross cash proceeds remain available from the future exercise of warrants and stock options.

Management Team Expansion and Director Change

Aurora continues to attract top talent, strengthening its senior management team to ensure the Company has the leadership to further grow and build shareholder value.

•	Mr. Darryl Vleeming was appointed as Chief Information Officer
•	Mr. Cam Battley was promoted to Chief Corporate Officer
•	Mr. Savior Joseph was appointed as SVP Global Marketing
•	Ms. Jillian Swainson was appointed as SVP and General Counsel.
•	Ms. Diane Jang, CEO of Hempco Food and Fiber, was appointed to the Aurora Board of Directors.

Financial review Q2 2018

A comprehensive discussion of Aurora's financials and operations are provided in the Company's Management Discussion & Analysis and Financial Statements to be filed with SEDAR today and will be published on www.sedar.com.

Revenues

	Dec 31,	Sep 30,	Jun 30,	Mar 31,	Dec 31,
	2017	2017	2017	2017	2016

Net Revenue (1)	$	$	$	$	$
Canadian dried cannabis	5,750	4,641	4,384	4,336	3,207
Canadian cannabis oils	1,508	1,439	804	-	-
Germany dried cannabis	2,483	1,235	439	-	-
Service revenue	874	934	309	839	678
Other revenue	1,085	-	-	-	-
Total consolidated net revenue	11,700	8,249	5,936	5,175	3,885

Quantity sold	#	#	#	#	#
Dried cannabis (grams)	1,048,882	802,250	710,155	653,008	538,045
Cannabis oils (bottles)	18,239	17,853	8,302	-	-

Average selling price per gram	$8.36	$8.22	$7.45	$6.64	$5.96

Revenues for the second quarter of fiscal 2018 were $11.7 million, up 201% from the same quarter in the prior year and up 41.8% sequentially from the previous quarter. Revenue growth was attributable mainly to higher patient numbers, combined with a higher average sales price for dried cannabis in Canada, exports to Germany where the Company recorded 101% sequential growth, and the consolidation of BC Northern Lights, Urban Cultivator and Hempco Food and Fiber. The average price of product sold increased by 40.3% over Q2 2017 from $5.96 to $8.36 per gram, attributable mainly to increases in cannabis oils sold and sales through Pedanios in Germany.

Total product sold for the period was 1,161,809 grams of dried cannabis and cannabis oils, up 115.9% as compared to 538,045 grams of dried cannabis in the second quarter of 2017, and up 30.5% from 889,965 grams in Q1 2018.

Cost of sales

Included in cost of sales for the three months ended December 31, 2017 were cost of goods sold of $4.8 million, unrealized gain on changes in fair value of biological assets of $3.6 million, and unrealized loss on changes in fair value of inventory of $4.0 million.

The increase in cost of goods sold during the period under review was largely attributable to increases in production and production yields, as well as contribution from the Company's new subsidiaries BCNL, UCI and Hempco.

Cash costs of sales per gram of dried cannabis produced during the quarter continued to decline, coming in at $.1.74 for Q2 2018, as compared to $2.16 for Q1 2018.

Gross Profit

Gross profit, before the effect of changes in fair value, came in at $6.9 million, a 374% increase from Q2 2017, attributable mainly to higher business volume related to a strong increase in registered patient numbers and an increase in the average price per gram of product sold, revenues generated in Germany through the Company`s subsidiary Pedanios, as well as the contribution from the Company`s subsidiaries BCNL, UCL and Hempco.

The gross margin on Aurora-produced cannabis improved from 67.6% to 73.8% .

Gross profit after the effect of changes in fair value was $6.5 million for the three months ended December 31, 2017, as compared to $4.4 million for the three months ended December 31, 2016. The increase was primarily attributable to the increase in revenues as described above.

General & Administrative Costs

General and administration costs increased by $6.0 million to $7.6 million for the quarter, as compared to Q2 2017, attributable primarily to increases in corporate and general administrative activities as Aurora continues to invest in growth in Canada and Germany, and expand its operations through its newly acquired subsidiaries.

Sales & Marketing

Sales and marketing costs were $5.1 million in Q2 2018, up $2.7 million compared to Q2 2017, attributable mainly to increased service fees paid in relation to significant growth in patient volumes serviced by CanvasRx, as well as higher selling and client care expenses related to a substantial increase in registered patients and resulting business volume.

Acquisition and Project Evaluation Costs

Acquisition and project evaluation costs for the quarter increased by $1.8 million as comparted to the same quarter in the prior year. The Company incurred legal, consulting and advisory fees relating to business acquisitions and due diligence activities as part of its aggressive domestic and international expansion strategy, with $1.4 million attributable to the CanniMed Offer.

Other Income

Other income was $26.1 million in Q2 2018, up $27.8 million from Q2 2017, due mainly from an unrealized gain on derivatives of $22.8 million related to the exercise of warrants held in Radient Technologies.

Net Income

Net income before taxes of $10.0 million was recorded, as compared to a net loss before taxes of $4.1 million for the same quarter in the prior year. The improvement was due predominantly to revenue growth and a $22.8 million unrealized gain on derivative related to the Company's strategic investment in Radient mentioned above.

Liquidity and Capital Resources

Strengthened Capital Position

Aurora strengthened its balance sheet and liquidity position during the second quarter of 2018 with $316.8 million:

•	On November 2, 2017, the Company completed a bought deal financing and concurrent private placement for a total of 25,000,000 units at $3.00 per unit for gross proceeds of $75,000.
•

On November 28, 2017, the Company completed an offering of 115,000 special warrants for gross proceeds of $115,000. Each special warrant is exercisable into a $1,000 principal amount of convertible debentures of the Company following the Company obtaining a receipt from the applicable securities regulatory authorities in Canada for a final short form prospectus qualifying the distribution of the debentures.

•	During the three months ended December 31, 2017, the Company raised $126,774 through the exercise of warrants, options and compensation options.
•	During the quarter, the Company also converted $79,470 of convertible notes into common shares.

Cash Position, Cash Flows, and Working Capital

For the six-month period, net cash and cash equivalents on hand increased from $159.8 million as at June 30, 2017 to $350.8 million as at December 31, 2017, attributable mainly to net cash generated from financing activities of $309.3 million, offset by net cash used for operations of $9.6 million, investments and capital expenditures of $108.4 million, and adjusted by $0.2 million from the effect of foreign exchange on cash flows.

Subsequent to the quarter, the Company announced a bought deal private placement with a consortium of underwriters led by Canaccord Genuity Corp, for gross proceeds of $200 million.

Working capital as of December 31, 2017 was $302.5 million, as compared to $170.1 million at June 30, 2017. The increase in working capital of $132.4 million was largely attributable to the increase in cash and cash equivalents of $191.0 million and an increase in the fair value of marketable securities of $61.6 million. The Company held marketable securities of $76.4 million at December 31, 2017, which primarily consisted of 37,643,431 common shares of Radient at a market price of $1.76 per share, representing a 17.02% interest in that entity. The Company also held 28,762,314 common shares in Cann Group representing a 21.8% interest in the entity. The Company obtained significant influence over Cann Group due to its increase in interest ownership among other things, and accounted for these investments under the equity method. At December 31, 2017, the market value of these shares based on Cann Group's closing price of A$2.74 per share was $77.2 million.

The Company anticipates that it has sufficient funds to cover future operating cash flows for at least the next twelve months, to complete the construction of its Aurora Sky, Lachute and Aurora Nordic facilities, the cash portion of the proposed CanniMed acquisition, the investment in Liquor Stores N.A., and to execute its growth strategy for domestic and international expansion based on the current capital resources available.

Outstanding Share Data

As of the date of the MD&A, the Company had the following securities issued and outstanding:

Securities	February 7, 2018
#
Issued and outstanding shares	489,922,167
Options	23,205,223
Warrants	8,787,516
Restricted share units 50,000	2,150,000
Convertible debentures	428,462

Financial and Strategic Outlook
While production capacity at our Mountain View facility in Cremona is materially fully optimized, we anticipate further growth throughout 2018 through cultivation and sales from the Company's Aurora Vie and Aurora Sky facilities, as well as from increased shipments to our international markets, the growth of cannabis oil production and sales, increased product availability through strategic wholesale supply relationships, growth at BC Northern Lights and Urban Cultivator, as well as from CanniMed, once the acquisition, which is subject to regulatory approval, will have been completed. Further growth throughout the year is anticipated from the Lachute facility, once completed and licensed, as well as from our initiatives in Denmark.

Aurora's business strategy is to:

Continue accelerating its penetration of the Canadian medical cannabis market, leverage its Health Canada sales license for derivative products (cannabis oils), ramp up cultivation at its Aurora Sky and Aurora Vie facilities, fully complete the Aurora Sky and Lachute (H2) facilities in Alberta and Quebec, commence the construction of the new 1,000,000 square foot Aurora Nordic facility in Denmark, and retrofit existing greenhouse capacity in Denmark to commence cultivation and revenue generation in Denmark while the Aurora Nordic facility is under construction. Upgrades are also being undertaken to the Company's first facility in Cremona, Alberta, to further enhance production. Aurora is also in the process of completing the acquisition of CanniMed therapeutics, through which it will have access to additional capacity, registered patients and international markets.

In preparation for the anticipated mid-2018 Canadian federal legalization of adult consumer use of cannabis, the Company is building organizational and production capacity to capture a share of the adult use market.

Innovation and integration of technology are key components in Aurora's growth strategy. Going forward, Aurora will continue to leverage new technologies, aimed at:

•	Improving the customer experience, e.g. via further enhancements to Aurora's unique mobile application - the world's only mobile app for ordering legal medical cannabis;
•	Make available to its patient base novel drug delivery technologies;
•	Delivering industry-leading per square foot production capacity, while reducing operational expenses at its production facilities, and
•	Substantially increasing the production of cannabis concentrates through the Company's collaboration with Radient.

The Company is also focusing on delivering further product differentiation, including through Aurora's intended strategic investment in Hempco, its partnership with Namaste Technologies, the acquisition of homegrow and urban garden companies BC Northern Lights and Urban Cultivator, and the acquisition from CannaRoyalty of licenses for the exclusive use of IP related to the production of novel, proprietary drug delivery technologies.

Finally, the Company is executing a significant international expansion, as evidenced by the lead participation in the May 2017 Cann Group IPO in Australia, the May 2017 acquisition of Pedanios, Germany's largest distributor of medical cannabis, its partnership with Alfred Pedersen in Denmark for the construction of the new Aurora Nordic facility. The Company is actively pursuing further international opportunities.

Non-IFRS Financial Measures

The Company has included the following non-IFRS performance measures in this press release:

•

Cash cost of sales of dried cannabis sold is calculated by taking the cost of sales, which excludes the effect of changes in fair value of biological assets and inventory, and removing non-cash production costs, oil conversion costs, cost of accessories, cost of products purchased from other Licensed Producers that were sold, and cost of sales from non-cannabis production subsidiaries, all divided by the total grams of dried cannabis sold in the period that was produced by Aurora. Cash cost to produce dried cannabis sold per gram is equal to cash cost of sales of dried cannabis sold less packaging costs (post- production cost) divided by the total grams of dried cannabis sold in the period that was produced by Aurora.

•

Grams produced in the period refers to the grams of dried cannabis harvested from plants in the period. The Company calculates grams produced in the period based on the weight of dried harvested buds that have completed the drying stage, which is adjusted for the weight change from the drying process.

Gross margin for Aurora-produced cannabis is calculated by taking gross profit for Aurora-produced cannabis divided by net revenue for Aurora-produced cannabis. Gross profit for Aurora-produced cannabis is calculated by taking net revenue less cost of sales on Aurora-produced cannabis. Net revenue on Aurora-produced cannabis is calculated by taking consolidated net revenue less net revenue from non-cannabis production operations and net revenue from products sourced from other Licensed Producers. Cost of sales on Aurora-produced cannabis is calculated by taking consolidated cost of sales, excluding the effects of changes in fair value of biological assets and inventory, less cost of sales from non-cannabis production operations and cost of sales from products sourced from other Licensed Producers.

Milestone Payment

The Company issued 118.898 common shares at a price of $10.51 per share to the vendors of CanvasRx Inc. based on the achievement of certain performance milestones for the period ended December 31, 2017, pursuant to a share purchase agreement announced on August 10, 2016.

About Aurora

Aurora's wholly-owned subsidiary, Aurora Cannabis Enterprises Inc., is a licensed producer of medical cannabis pursuant to Health Canada's Access to Cannabis for Medical Purposes Regulations ("ACMPR"). Aurora operates a 55,200 square foot production facility in Mountain View County, Alberta, known as "Aurora Mountain", a 40,000 square foot production facility known as "Aurora Vie" in Pointe-Claire, Quebec, and an 800,000 square foot production facility, known as "Aurora Sky", at the Edmonton International Airport. Aurora is also completing a fourth facility of 48,000 square feet in Lachute, Quebec, and will shortly begin construction on a 1,000,000 square foot production facility in Odense, Denmark, to be known as "Aurora Nordic", via a joint venture with Alfred Pedersen & Søn ApS.

Aurora also owns Berlin-based Pedanios GmbH, the leading wholesale importer, exporter, and distributor of medical cannabis in the European Union. Aurora offers further differentiation through its wholly owned subsidiaries BC Northern Lights Ltd. and Urban Cultivator Inc., industry leaders, respectively, in the production and sale of proprietary systems for the safe, efficient and high-yield indoor cultivation of cannabis, and in state-of-the-art indoor gardening appliances for the cultivation of organic microgreens, vegetables and herbs in home and professional kitchens.

In addition, Aurora holds approximately 17.23% of the issued shares in leading extraction technology company, Radient Technologies Inc., and has a strategic investment in Hempco Food and Fiber Inc., with options to increase ownership stake to over 50%. Aurora is also the cornerstone investor in two other licensed producers, with a 22.9% stake in Cann Group Limited, the first Australian company licensed to conduct research on and cultivate medical cannabis, and a 17.62% stake in Canadian producer The Green Organic Dutchman Ltd., with options to increase to majority ownership.

Aurora's common shares trade on the TSX under the symbol "ACB".

On behalf of the Board of Directors,
AURORA CANNABIS INC.

Terry Booth
CEO

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"). Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. These statements are only predictions. Various assumptions were used in drawing the conclusions or making the projections contained in the forward-looking statements throughout this news release. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.

Neither TSX nor its Regulation Services Provider (as that term is defined in the policies of Toronto Stock Exchange) accepts responsibility for the adequacy or accuracy of this release.

AURORA CANNABIS INC.
Condensed Interim Consolidated Statements of Financial Position
December 31, 2017 and June 30, 2017
(Unaudited – In thousands of Canadian dollars)

	December 31, 2017	June 30, 2017
	$	$
Assets
Current
Cash and cash equivalents	350,841	159,796
Short-term investments	908	-
Accounts receivable	6,991	2,312
Marketable securities	76,400	14,845
Inventory	15,310	7,703
Biological assets	5,871	4,088
Promissory notes receivable	-	1,222
Loans receivable	3,384	2,096
Prepaid and other current assets	1,328	1,544
	461,033	193,606

Property, plant and equipment	117,251	45,523
Convertible debenture	-	11,071
Derivatives	3,942	292
Investment in associates and joint venture	24,152	-
Intangible assets	59,552	31,087
Goodwill	65,868	41,100
Deposits	596	-
Total assets	732,394	322,679

Liabilities
Current
Accounts payable and accrued liabilities	22,030	8,753
Deferred revenue	1,563	1,421
Special warrant subscriptions	111,009	-
Finance lease	73	69
Contingent consideration payable	23,832	13,221
	158,507	23,464

Finance lease	244	282
Convertible notes	-	63,536
Deferred gain on convertible debenture	-	10,206
Deferred gain on derivatives	1,777	321
Deferred tax liability	16,280	5,937
Total liabilities	176,808	103,746

Shareholders' equity
Share capital	532,673	221,447
Reserves	32,834	25,912
Deficit	(16,714)	(28,426)
Total equity attributable to shareholders of Aurora	548,793	218,933
Non-controlling interest	6,793	-
Total equity	555,586	218,933

Total liabilities and equity	732,394	322,679

AURORA CANNABIS INC.
Condensed Interim Consolidated Statements of Comprehensive Income (Loss)
Three and six months ended December 31, 2017 and 2016
(Unaudited – In thousands of Canadian dollars, except share and per share amounts)

	Three months ended		Six months ended
		December 31,		December 31,
	2017	2016	2017	2016
	$	$	$	$
Revenues	11,700	3,884	19,949	6,956

Cost of sales	4,837	2,436	7,909	4,613

Gross profit before fair value adjustments	6,863	1,448	12,040	2,343

Unrealized (gain) loss on changes in fair value on sale of inventory	4,015	538	6,587	973
Unrealized (gain) loss on changes in fair value of biological assets	(3,638)	(3,450)	(9,844)	(3,077)

Gross profit	6,486	4,360	15,297	4,447

Expenses
General and administration	7,568	1,550	10,561	2,597
Sales and marketing	5,136	2,411	8,804	3,981
Research and development	172	99	279	139
Acquisition and project evaluation costs	1,756	4	2,096	169
Share of loss from investment in associate	52	-	452	-
Depreciation and amortization	460	163	1,094	322
Share-based payments	7,456	2,510	9,942	2,890
	22,600	6,737	32,828	10,098

Loss from operations	(16,114)	(2,377)	(17,531)	(5,651)

Other income (expenses)
Interest and other income	765	99	1,355	127
Finance and other costs	(1,660)	(1,800)	(3,676)	(4,841)
Foreign exchange	511	-	264	-
Unrealized gain on debenture	-	-	6,937	-
Unrealized gain on marketable securities	3,700	-	3,700	-
Unrealized gain on derivatives	22,786	-	23,603	-
	26,102	(1,701)	32,183	(4,714)

Income (loss) before income taxes	9,988	(4,078)	14,652	(10,365)

Income tax recovery (expense)
Current	(38)	11	(38)	19
Deferred, net	(2,756)	1,389	(3,859)	2,055
	(2,794)	1,400	(3,897)	2,074

Net income (loss)	7,194	(2,678)	10,755	(8,291)

Net income (loss) attributable to:
Shareholders of Aurora	7,721	(2,678)	11,282	(8,291)
Non-controlling interests	(527)	-	(527)	-

Earnings (loss) per share
Basic	0.02	(0.01)	0.03	(0.04)
Diluted	0.02	(0.01)	0.03	(0.04)

Weighted average number of shares outstanding
Basic	394,025,544	263,865,017	392,386,415	223,737,570
Diluted	406,580,775	263,865,017	398,670,592	223,737,570

Net income (loss)	7,194	(2,678)	10,755	(8,291)

Other comprehensive income (loss)
Deferred tax	(99)	-	(1,731)	-
Unrealized gain on marketable securities	274	-	12,825	-
Foreign currency translation	29	-	25	-

Comprehensive income (loss)	7,398	(2,678)	21,874	(8,291)

Comprehensive income (loss) attributable to:
Shareholders of Aurora	7,925	(2,678)	22,401	(8,291)
Non-controlling interests	(527)	-	(527)	-

AURORA CANNABIS INC.
Condensed Interim Consolidated Statements of Cash Flows
Six months ended December 31, 2017 and 2016
(Unaudited – In thousands of Canadian dollars)

	2017	2016
	$	$
Cash provided by (used in)
Operating activities
Net income (loss) for the period	11,282	(8,291)
Adjustments for non-cash items
Unrealized gain on changes in fair value of biological assets	(9,844)	(1,168)
Changes in fair value included in inventory sold	6,587	-
Depreciation of fixed assets	886	471
Amortization of intangible assets	569	-
Share-based payments	9,942	2,890
Share of loss from investment in associate	52	-
Unrealized gain on debentures	(6,937)	-
Unrealized gain on derivatives	(23,603)	-
Unrealized gain on marketable securities	(3,700)	-
Accrued interest and accretion expense	2,569	1,503
Financing fees	-	2,121
Interest and other income	(59)	(2,055)
Deferred tax recovery	3,859	-
Changes in non-cash working capital
GST recoverable	(2,573)	(85)
Accounts receivable	46	(1,500)
Inventory	(2,653)	(228)
Prepaid and other current assets	450	(541)
Accounts payable and accrued liabilities	3,440	175
Deferred revenue	56	699
	(9,631)	(6,009)

Investing activities
Short-term investments	(397)	-
Marketable securities and derivatives	(39,748)	-
Notes receivable	(4,236)	-
Purchase of property, plant and equipment	(53,936)	(4,842)
Acquisition of businesses, net of cash acquired	(8,522)	(3,418)
Acquisition of assets, net of cash acquired	(955)	-
Deposits	(596)	-
	(108,390)	(8,260)

Financing activities
Finance lease	(34)	64
Proceeds of convertible notes	-	40,000
Proceeds (repayment) of short term loans	-	(5,549)
Proceeds (repayment) of long term loans	-	(4,000)
Financing fees	-	(1,610)
Special warrants subscriptions	111,009	-
Shares issued for cash, net of share issue costs	197,421	40,951
Acquisition of non-controlling interest	862	-
	309,258	69,856

Effect of foreign exchange on cash and cash equivalents	(192)	-

Increase (decrease) in cash and cash equivalents	191,045	55,587

Cash and cash equivalents, beginning of period	159,796	259
Cash and cash equivalents, end of period	350,841	55,846

SOURCE Aurora Cannabis Inc.

View original content: http://www.newswire.ca/en/releases/archive/February2018/08/c2662.html

%SEDAR: 00025675E

For further information: Cam Battley, Chief Corporate Officer, +1.905.864.5525, cam@auroramj.com, www.auroramj.com; Marc Lakmaaker, Director, IR & Corporate Development, marc.lakmaaker@auroramj.com, +1.647.269.5523

CO: Aurora Cannabis Inc.

CNW 07:00e 08-FEB-18